Zentek Announces New Board Nominees

Guelph, ON - September 10, 2025 - Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company, today announces that, further to its news release on September 3, 2025, it is updating the slate of director nominees for the upcoming annual general and special meeting to be held on September 25, 2025 (the "Meeting").

The nominees are composed of four directors, all of whom are independent, being: Eric Wallman, current Chair of the Board of Directors, John Snisarenko, current member of the Board of Directors, Matt Fontes, a new nominee, and Pete Gettinby, a new nominee. Ilse Treurnicht, Lisa Sim and Wendy Ford will not be standing for election as directors at the Meeting.

The details of the new director nominees who will stand for election to the Board at the Meeting are set out below:

Matt Fontes
Age: 40
Residency: British Columbia, Canada
Principal occupation for the past five years: Partner/Project Manager, Catalyst Custom Modular Ltd.
Share ownership of Zentek: 53,234 common shares (0.05%)

Mr. Fontes is a Project Manager and Partner at Catalyst Custom Modular in British Columbia, which specializes in creating innovative, economical custom prefabricated modules utilizing modern building science to produce enduring products as efficiently as possible. He has commissioned next generation HVAC systems on both site built and modular custom homes. Prior to his role at Catalyst, he was the proprietor of Fontes Homes. Mr. Fontes brings expertise in entrepreneurship, building innovation and project planning.

Pete Gettinby
Age: 42
Residency: Dubai, UAE
Principal occupation for the past five years: Director of International Development, RSK Environment Limited ("RSK")
Share ownership of Zentek: Nil

Mr. Gettinby is the former Director of International Development at RSK, a global leader in the delivery of environmental and engineering solutions. He worked at RSK since 2019 and, prior to his most recent role, he was the Regional Development Director - Middle East. Prior to RSK, he was Land Manager at Vattenfall in Edinburgh and London, UK. Mr. Gettinby is a renewable energy leader with extensive experience in property, agriculture, land management and energy sectors across the Middle East, Africa, Asia and the UK. He has proven expertise in market expansion, client acquisition and team mentorship.

Additional Information Concerning the New Nominees

Based on information provided by each new nominee, none of the new nominees: (a) has, within the previous 10 years, been a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order, an order similar to a cease trade order, an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively an "Order") and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) has, within the previous 10 years, been a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the previous 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Based on information provided by each new nominee, none of the new nominees has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Based on information provided by each new nominee, none of the new nominees or their respective associates or affiliates have: (a) any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries; or (b) any material interest , direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

Shareholder Meeting Details

The Notice of Meeting and Management Information Circular dated August 15, 2025 for the Meeting (the "Circular") has been mailed to and/or made available to shareholders and is available for viewing on SEDAR+. Except as described in the supplement to the Circular dated September 10, 2025 (the "Supplement"), the Circular remains unchanged.

The Supplement is being filed on SEDAR+ to inform shareholders of important changes to the location where the Meeting will be held and the business of the Meeting relating to the election of directors. Specifically:

1. The Meeting will now be held at the office of Norton Rose Fulbright Canada LLP, at 222 Bay Street, Suite 3000, Toronto, Ontario M5K 1E7.

2. On the election of directors, Ilse Treurnicht, Lisa Sim and Wendy Ford will no longer be standing for election as directors at the Meeting, and Matt Fontes and Pete Gettinby have been added as new nominees of management. At the Meeting, the four (4) management nominees, namely Eric Wallman, John Snisarenko, Matt Fontes and Pete Gettinby, will be nominated by management for election as directors for the ensuing year.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must DISREGARD THE "WHITE" FORM OF PROXY OR VOTING INSTRUCTIONS FORM ("VIF") THAT WAS PROVIDED TO YOU WITH THE CIRCULAR, AS VOTING INSTRUCTIONS SUBMITTED USING THE "WHITE" FORM OF PROXY OR VIF WILL NOT BE COUNTED AT THE MEETING. A NEW "BLUE" FORM OF PROXY OR VIF IS BEING PROVIDED TO YOU WITH THE SUPPLEMENT. Shareholders wishing to be represented by proxy at the Meeting or any adjournment or postponement thereof must, in all cases, deposit the completed "BLUE" form of proxy or VIF in accordance with the instructions set out in the Supplement.

Completed "BLUE" forms of proxy may be deposited with the Company's transfer agent using one of the following methods:

By Mail or Hand Delivery:	TSX Trust Company 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1
By Fax:	(416) 595-9593
By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the "BLUE" form of proxy accompanying this Supplement).

A Non-Registered Holder wishing to be represented at the Meeting or any adjournment or postponement thereof, including any Non-Registered Holder who has previously given voting instructions using the "WHITE" VIF, must contact their Intermediary and comply with any and all applicable requirements of such Intermediary.

If you have any questions about any of the information in the Supplement or require assistance in completing your "BLUE" form of proxy or VIF, please consult your financial, legal, tax and other professional advisors. Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion and the Chairman of the Meeting is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Tel: (306) 270-9610

Email: rshacklock@zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.